THE COALITION TO SAVE PURE

June 27, 2012

Ms. Mellissa Campbell Duru

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pure Bioscience, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A Filed on February 27, 2012 by Richmont Corporation, et. al File No. 1-14468

Dear Ms. Duru:

Set forth below are the responses of the Coalition to Save Pure (the “Coalition,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2012, with respect to the Coalition’s Amendment No. 1 to the Preliminary Proxy Statement filed on Schedule 14A on February 27, 2012 (“Amendment No. 1”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Proxy Statement.

We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our response is prefaced by the Staff’s comment in bold text.

Preliminary Proxy

General

1.	We reissue comment 1 our letter. Please continue to update the proxy statement to reflect information as of the most reasonable practicable date.

Response:

We acknowledge the Staff’s comment. As information becomes available, we will fill in blanks, confirm bracketed information and include information as of the most reasonable practicable date. We have updated certain disclosures in Amendment No. 2, including under “Proposal No. 1—Election of Directors,” “Additional Background and Nominee Information” and “Other Participant Information—Share Ownership.”

Reasons for the Solicitation, page 8

2.	We note revised disclosure regarding a potential CEO candidate who currently works for Pure Bioscience. Supplementally advise us whether the individual to whom you make reference is affiliated in any way with Richmont Corporation.

Response:

The individual to whom we refer as an interim CEO candidate has no affiliation with Richmont Corporation.

3.	Please clarify the statement that Pure has “failed to adequately respond to potential customers’ requests” for assistance for water treatment applications. Please set forth in the proxy statement or provide to us on a supplemental basis, support for your belief that this has occurred. Alternatively, remove the statement.

Response:

We supplementally advise the Staff that this statement is based upon the experiences of representatives of Richmont Sciences while such representatives were travelling in the United Arab Emirates with representatives of Pure and information provided to such Richmont Sciences representatives from two potential customers located in the United Arab Emirates. For example, in December 2010, the head of facilities of an oil company headquartered in Abu Dhabi requested further information and assistance from Pure to evaluate the use of one of Pure’s products for treating water used in pipelines and other facilities. Pure failed to provide such information or assistance or to send a representative to this potential client. Also in December 2010, Pure failed to respond to a similar request for technical support from the Municipality of Dubai, despite urging from Richmont representatives to send a science team or a single representative to provide such support.

4.	Notwithstanding the revisions made to page 5, revise to further clarify on the page(s) in which goals are outlined, that there can be no assurance that the nominees, if elected, would be capable of achieving the goals.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see “Reasons for Solicitation.”

5.	We partially reissue prior comment 13. Please revise to specifically state whether or not any cost reduction plans include the sale of assets or products of PureBioscience.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see “Reasons for Solicitation.” We note supplementally for the Staff that the Company’s only significant assets are its right in SDC and associated products and patents. As we have noted in our filings, it is the intention of the nominees to commercialize SDC for the benefit of Pure and its stockholders.

6.	We partially reissue comment 17. Clarify and expand the revised disclosure regarding the nominees’ fiduciary duties, if elected. Specifically, please disclose that the Coalition’s nominees, if elected, will also owe fiduciary duties to the shareholders of the Company.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to disclose that the Coalition’s nominees, if elected, will also owe fiduciary duties to the stockholders of the Company. Please see “Proposal No. 1—Election of Directors—Additional Background and Nominee Information.”

Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm, page 18

7.	Please revise to specify the recommendation being made by the participants, if any. Specify how proxies will be voted if no choice is specified by the securityholder. This comment also applies to the form of proxy card. Refer to 14a-4(b)(1).

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see “Proposal No. 3—Ratification of Selection of Independent Registered Public Accounting Firm” and the form of proxy card. We note that the Company’s proxy statement, filed in preliminary form on June 25, 2012, includes a third proposal for the vote of stockholders. We have also added a discussion of such proposal and indicated how proxies will be voted if no choice is specified by the securityholder. Please see “Proposal No. 2—Amendment to Certificate of Incorporation to Effect a Reverse Stock Split” and the form of proxy card.

Voting and Proxy Procedures, page 18

8.	You provide potentially inconsistent disclosure with respect to whether shares for which brokers have received no voting instructions will be counted for purposes of determining whether a quorum exists. On page 18, you disclose that “[a] share present at the meeting, … as to which a stockholder gives no authority or direction as to a particular proposal or director nominee, will be counted as present for the purpose of establishing a quorum.” On page 19, you disclose that “there should be no broker non-votes to be considered for quorum purposes or voted on any matter at the Annual Meeting.” Please revise to eliminate the inconsistencies in your disclosure regarding the treatment and effect of shares for which brokers have not received voting instructions.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see “Voting and Proxy Procedures—Quorum” and “—Broker Non-Votes.”

9.	As to each matter to be submitted to a vote of shareholders, please disclose the treatment and effect of abstentions. Refer to Item 21(b) of Schedule 14A.

Response:

We acknowledge the Staff’s comments and have revised our disclosure with respect to Proposal No. 3 accordingly. We have added similar disclosure for new Proposal No. 2. See “Voting and Proxy Procedures—Votes Required for Approval.” With respect to Proposal No. 1, our disclosure addresses the treatment and effect of “withhold” votes in the context of a plurality vote in an election of directors.

Form of Proxy Card

10.	We note that the proxy card purports to grant authority for the designated persons to vote the covered shares at any meeting called in lieu of the Annual Meeting. Please be advised that no proxy shall confer authority to vote with respect to more than one meeting (and any adjournment thereof). Refer to Rule 14a-4(d)(3). Please confirm your understanding.

Response:

We acknowledge the Staff’s comment and confirm our understanding of Rule 14a-4(d)(3).

11.	Please revise the form of proxy card to state in bold-face type how the shares represented by the proxy will be voted as to each proposal if a choice is not specified by the shareholder. Refer to Rule 14a-4(b)(1). In this regard, we note that no such statement is included with respect to Proposal 2, the ratification of the auditors.

Response:

We acknowledge the Staff’s comment and have placed in bold-face type how the shares represented by the proxy will be voted as to each proposal if a choice is not specified.

* * *

The Coalition hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Coalition is responsible for the adequacy and accuracy of the disclosure in the Coalition’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Coalition may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Richmont Corporation, on behalf of the Coalition to Save Pure

By:	/s/ John P. Rochon

cc:	Heidi Hafer

David Emmons

Paul Perea